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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                Amendment No. 1

                                       to

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             ELCO INDUSTRIES, INC.
                           (Name of Subject Company)

                             ELCO INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE
                         (Title of Class of Securities)

                                    28442010
                     (CUSIP Number of Class of Securities)

                                  JOHN C. LUTZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              1111 SAMUELSON ROAD
                                 P.O. BOX 7009
                         ROCKFORD, ILLINOIS 61125-7009
                                 (815) 397-5151
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:

                               WILLIAM R. KUNKEL
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 407-0700

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") electronically filed with the Securities and Exchange Commission on September 19, 1995 by Elco Industries, Inc., a Delaware corporation (the "Company"), relating to the offer by E.I. Textron Inc., a Delaware corporation and a wholly owned subsidiary of Textron Inc., a Delaware corporation ("Parent"), to purchase for cash all outstanding shares of common stock, including the associated stock purchase rights, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 1995, and the related Letter of Transmittal. All capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 14D-9.

ITEM 8.  Additional Information to Be Furnished.

     Item 8 is hereby amended and supplemented to add the following:

          On September 18, 1995, Parent and the Company each received notification from the Federal Trade Commission (the "FTC") that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer had been granted by the FTC.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated: September 20, 1995                        ELCO INDUSTRIES, INC.
                                                 By /s/  JOHN C. LUTZ
                                                    -----------------------------------------
                                                    John C. Lutz
                                                    President and Chief Executive Officer
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